UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2007            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 20, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                               Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                        November 19, 2007

Dejour Closes Private Placement

November 19, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (AMEX: DEJ/ TSX-V: DEJ) (“Dejour”) is pleased to announce the closing of one million flow-through common shares (“Shares”) at a price of CAD$1.82 per Share, in a non-brokered private placement in Canada.

Shares issued in this private placement are subject to a four-month holding period.

Insiders purchased a total of 670,000 Shares (CAD$1.2M) of this private placement.

The participants of this private placement are:

Beneficial Owners	Relationship with the Company	Number of Shares	Amount (in CAD$)

Robert L.Hodgkinson	Chairman and CEO	450,000	$ 819,000
Mathew Wong	CFO	60,000	$ 109,200
Independent Directors	Directors	160,000	$ 291,200
Others	N/A	330,000	$ 600,600

Total		1,000,000	$1,820,000

No finders’ fees will be paid in connection with the placement of the Shares. The closing of the placement and the issuance of the Shares is conditional upon approval of the listing of the Shares on the American Stock Exchange and the TSX Venture Exchange.

The aggregate proceeds from the placement are intended to complete funding of the $8mm CEE portion of the company’s initial $16mm E&P program currently underway in Canada, the balance of which is funded from working capital.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the American Stock Exchange (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com